RESONATE BLENDS, INC.

26565 Agoura Road, Suite 200

Calabasas, CA 91302

June 15, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jeff Kauten

Re:	Resonate Blends, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 28, 2020
File No. 000-21202

Dear Mr. Kauten:

I write on behalf of Resonate Blends, Inc., (the “Company”) in response to Staff’s letter (the “Comment Letter”) of June 5, 2020, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C filed by the Company on March 28, 2020.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Information Statement on Schedule 14C

Approval of the Stock Sale, page 4

1. Please provide the financial statement information required by Item 14(c) of Schedule 14A. We refer to Resonate Blends, Inc.’s audited financial statements for each of the two most recent fiscal years and the unaudited financial statements of the business to be disposed, Textmunication, Inc., for the same periods.

In response to this comment, the Company included its consolidated audited financial statements for the years ended December 31, 2019 and 2018 and the Textmunication, Inc. financial statements for the same years ended.

2. According to your Form 8-K filed on May 27, 2020, Mr. Asefi agreed to transfer 2,000,000 shares of Series C Preferred Stock to Mr. Selzer, as part of the Separation Agreement and Release, in exchange for future cash payments from Resonate Blends, Inc. Please prominently disclose that this transfer of Series C Preferred Stock resulted in a change of control that provides Mr. Selzer majority voting power across all classes of voting securities. Your disclosures should also clarify the related party nature of the transaction where Mr. Selzer received these shares and voting control in his personal capacity, but the consideration for such shares will be paid by Resonate Blends, Inc.

In response to this comment, the Company filed an amended 8-K to disclose the change in control in voting power and to clarify the related party nature of the transaction as described.

Pricing Analysis, page 9

3. You refer to the TransWorld Business Advisors (“TransWorld”) pricing analysis report as a fairness opinion throughout your information statement. However, it appears the TransWorld report is a pricing analysis or valuation report that does not opine on the fairness of the consideration offered for the Textmunication, Inc. subsidiary. Please revise your information statement clarifying the nature and scope of the TransWorld report. Please also provide the disclosures required by Items 1015(b)(4) and (6) of Regulation MA with respect to the TransWorld report.

In response to this comment, the Company revised its disclosures to clarify the nature and scope of the TransWorld report and to address the requirements of Items 1015(b)(4) and (6) of Regulation MA

Sincerely,

/s/ Geoffrey Selzer
Geoffrey Selzer